March 21, 2007

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	CAI International, Inc. Registration Statement on Form S-1 File No. 333-140496 initially filed February 7, 2007

Dear Ms. Long:

This letter sets forth the responses of CAI International, Inc. (the “Company”) to the Staff’s comments relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), contained in your letter dated March 6, 2007 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed on the date hereof, copies of which are enclosed for your convenience.

The Amendment No. 1 omits pricing and other related information as permitted under Rule 430A. Solely for purposes of the “Adjustments for the Offering” information contained in the Company’s Unaudited Pro Forma Financial Information, the Company has assumed that it will receive $80.0 million in proceeds from this offering. The Company has not reached any conclusions regarding the anticipated valuation of the Company at the time of the offering or the anticipated price range of its common stock in the offering. The Company will update this information when the expected offering price range is included in the preliminary prospectus.

We wish to advise the Staff that we intend to file a confidential treatment request.

General

Comment No. 1

We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.

Response to Comment No. 1

The registration statement has been amended to include the previously omitted non-Rule 430A information, with the exception of the information related to the expected stock split, including share numbers relating to equity awards to be made in connection with this offering, which information will be disclosed in the preliminary prospectus to be distributed to prospective purchasers.

Comment No. 2

We note the references to the independent third party valuation of your assets and liabilities as of October 1, 2006 on pages 34 and F-11. Expand the disclosure to identify the independent third party performing the evaluation, and provide the independent third party’s consent as required by Rule 436(a) of Regulation C under the Securities Act. Alternatively, delete the references.

Response to Comment No. 2

The registration statement has been revised to remove the references to an independent third-party valuation of the Company’s assets and liabilities as of October 1, 2006.

Comment No. 3

Please do not use smaller type in tables, footnotes, and charts as you do on pages 6, 7, 8, and 58, for example.

Response to Comment No. 3

The tables, footnotes and charts in the registration statement have been revised, as necessary, so that the font size is consistent with the text in the registration statement.

Prospectus’ Outside Front Cover Page

Comment No. 4

We note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement’s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See instruction 1 to Item 501(b)(3) of Regulation S-K.

Response to Comment No. 4

The Company and the underwriters have not yet determined the appropriate price range for the offering. We hereby confirm on behalf of the Company that an estimated price range complying with the ranges specified in the Staff’s comment will be included in the form of preliminary prospectus distributed to prospective purchasers. The Company will provide the estimated price range sufficiently in advance of the date it expects to request acceleration of the registration statement’s effectiveness. Please note for purposes of the Amendment No. 1, the Company has assumed that it will receive $80.0 million in proceeds from this offering.

Comment No. 5

Delete the words “Sole Bookrunner.” We would not object if you move the words to the prospectus’ outside back cover page.

Response to Comment No. 5

The outside front cover of the prospectus has been revised to delete the words “Sole Bookrunner.” Those words now appear on the back cover of the prospectus.

EBITDA, page 7

Comment No. 6

We note your disclosures regarding the non-GAAP measure EBITDA and have the following comments. Refer to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” as prepared and issued by the Division of Corporation on June 13, 2003 and Item 10(e) of Regulation S-K for detailed guidance.

•

You indicate that you use EBITDA as a performance measure. However, many of the limitations of EBITDA you have identified appear to more directly relate to the limitations of using EBITDA as a liquidity measure. Please revise your disclosure to more fully discuss the material limitations associated with the use of EBITDA as performance measure as compared to the use of net income, your most comparable GAAP financial measure.

•	Please discuss the manner in which management compensates for the limitations when using this non-GAAP financial measure.

•	Please disclose the substantive reasons why management believes this non-GAAP financial measure provides useful information to investors.

•

You state that “It can be also be useful to investors, as a supplement to GAAP measures, in evaluating our ability to incur and service debt, make capital expenditures and meet working capital requirements.” If management uses EBITDA for these purposes and you would like to tell readers of your use of EBITDA as a liquidity measure, you must expand your disclosures to provide all the required disclosures of Item 10(e)(B) and (C) of Regulation S-K.

Response to Comment No. 6

In response to the Staff’s comment, the disclosure in the registration statement with regards to EBITDA has been revised as follows:

•	To discuss more fully the material limitations associated with the use of EBITDA as a performance measure as compared to the use of net income;

•	To indicate that, as a result of these limitations, the Company reviews its EBITDA only in conjunction with its performance under GAAP;

•	The substantive reasons why management of the Company believes that EBITDA provides useful information to investors; and

•	To remove the disclosure with respect to the use of EBITDA as a liquidity measure.

Risk Factors, page 9

Comment No. 7

Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:

•

The ninth risk factor states that CAI plans to purchase new containers. Expand the disclosure to indicate that CAI expects to purchase $150 million to $200 million of new containers in 2007. We note the disclosure on page 39.

•

The eleventh risk factor states that gains and losses from the disposition of used equipment may fluctuate and affect adversely CAI’s results of operations. Quantify the gains and losses from the disposition of used equipment during the periods presented in the financial statements. Alternatively, provide a cross reference to the disclosure in MD&A.

•

The fourteenth risk factor states that CAI purchases almost all of its containers from manufacturers based in China. Clarify here and on page 75 whether CAI is materially dependent on any manufacturer of its containers.

•	The eighteenth risk factor states that CAI’s level of indebtedness reduces its financial flexibility. Quantify CAI’s indebtedness as of the latest balance sheet data in the prospectus.

•

The nineteenth risk factor states that CAI will require a significant amount of cash to service and repay its outstanding indebtedness. Quantify the amount of cash that CAI will require during the next 12 months to service and repay its outstanding indebtedness.

•

The thirty-seventh risk factor states that internal control deficiencies constituting “material weaknesses” existed as of December 31, 2005. Indicate whether CAI believes that the material weaknesses still exist at the end of the period covered by the latest balance sheet data in the prospectus.

Response to Comment No. 7

The registration statement has been amended to incorporate the additional disclosure in the Risk Factors section as suggested by the Staff.

Comment No. 8

Some risk factors include “We cannot assure” language. For example, refer to the fourth, seventh, tenth, twelfth, thirteenth, fifteenth, eighteenth, nineteenth, twenty-first, twenty-second, twenty-fifth, twenty-eighth, thirtieth, and thirty-fourth risk factors. Since the risk is the situation described and not CAI’s ability to assure, please revise.

Response to Comment No. 8

The Risk Factors section of the registration statement has been amended to remove all “we cannot assure” language.

Unaudited Pro Forma Financial Information, page 34

Comment No. 9

You disclose that your pro forma adjustments do not give effect to any compensation expense that will be associated with stock options and stock grants that you intend to make in connection with this offering. Please tell us and revise your disclosures, if appropriate, to indicate why you believe that this exclusion is appropriate. If the issuance of those stock options and stock grants is directly attributable to the offering, expected to have a continuing impact on CAI, and is factually supportable, then please revise your pro forma financial statements to provide the appropriate pro forma adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response to Comment No. 9

The pro forma adjustments have been revised to give effect to any compensation expense that will be associated with stock options that the Company intends to make in connection with the offering. The actual adjustments for this expected expense will be included in the amendment to the registration statement which includes the expected price range for the offering.

Pro Forma Condensed Consolidated Balance Sheet, page 37

Comment No. 10

We note your adjustment for goodwill of $51.6 million related to the Interpool transaction. Please revise footnote (5) to include a discussion of the factors contributing to the recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response to Comment No. 10

The pro forma consolidated balance sheet has been revised to reflect balance sheet data as of December 31, 2006, which date is following the date of the acquisition of 50% of our common stock from Interpool and the transactions related to that acquisition. Accordingly, all pro forma adjustments relating to these transactions with Interpool have been removed, including the reference to the adjustment for goodwill incurred in connection with this transaction. In response to the Staff’s comment, the Company has provided a discussion of the factors contributing to the recognition of goodwill in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the heading “Key Financial Metrics— Operating Expenses.”

Key Financial Metrics, page 41

Comment No. 11

Expand the disclosures to include utilization and per diem rate statistical data for the end of each period presented in the financial statements

Response to Comment No. 11

In response to the Staff’s comment, the discussion of utilization and per diem statistical rate data under “Key Financial Metrics” has been expanded to include utilization and per diem statistical rate data with respect to each of the periods presented in the financial statements.

Per Diem Rates, page 41

Comment No. 12

You disclose the average per diem rates for short-term leases for all of the standard 20’ dry van containers in your total fleet increased by 7.0% from December 31, 2003 to December 31, 2005. However, on page 51 of your segment disclosures for container leasing we note your disclosure that you realized lower average per diem rates on short-time leases during 2005 compared to the per diem rates on short-term leases during 2004. Please revise your disclosures to explain or eliminate this discrepancy.

Response to Comment No. 12

In response to the Staff’s comment, the disclosure in the registration statement has been revised to eliminate the discrepancy noted by the Staff.

Operating Expenses, page 42

Comment No. 13

You indicate that beginning in the fourth quarter of 2006 depreciation of your existing owned fleet will decrease as a result of an increase in your estimates of the residual values of your containers. Please revise your filing to provide readers with a better understanding of the magnitude of this estimated decrease.

Response to Comment No. 13

In response to the Staff’s comment, the registration statement has been revised to provide additional information regarding the magnitude of the estimated decrease in depreciation expense.

Comment No. 14

We note from your disclosure on page 43 that you expect equipment rental expenses to decrease through the second quarter of 2008 due to the termination of certain leases with third parties. Please revise your disclosure to discuss the impact on sales and operating income and whether you have sufficient containers to continue operations. If you do not expect sales and operating income to be impacted, please provide a discussion of how you made this determination.

Response to Comment No. 14

In response to the Staff’s comment, the disclosure in the registration statement has been revised to clarify that the termination of certain container equipment operating leases will not have a material impact on revenues and operating income. The Company supplementally advises the Staff that the number of TEUs leased from third parties is approximately 3.5% of the Company’s owned fleet and consists primarily of older containers. Accordingly, the termination of these operating leases will not have a significant impact on revenues or operating income.

Comment No. 15

You disclose on page 43 that in future periods you will incur operating expenses for the amortization of intangible assets. Given the materiality of goodwill related to the Interpool transaction of $51.6 million, please revise your filing to include a discussion of additional operating expenses that you could incur if goodwill becomes impaired and the circumstances the could cause the impairment.

Response to Comment No. 15

In response to the Staff’s comment, the registration statement has been revised to include a discussion of the circumstances that could results in impairment in the goodwill related to the Interpool transaction and the impact on net income of an impairment in this goodwill.

Results of Operations, page 44

Comment No. 16

On page 46 you discuss why your impairment of container rental equipment decreased period over period. However, you have not provided a description of the facts and circumstances leading to the impairment as required by paragraph 26(a) of SFAS 144. Please revise.

Response to Comment No. 16

In response to the Staff’s comment, the disclosure in the registration statement has been revised to include a description of the facts and circumstances leading to impairment of container rental equipment in the periods discussed. We note that, as confirmed in telephonic discussions with Ms. McKoy, this description conforms to the requirements of paragraph 47(a) of SFAS 144 rather than paragraph 26(a) of SFAS 144.

Liquidity and Capital Resources, page 56

Comment No. 17

For any credit facility or other financial instrument that requires CAI to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Also state whether CAI is in compliance with the ratios and tests as of the most recent date practicable. We note the disclosures in Section 10 of exhibit 10.1.

Response to Comment No. 17

In response to the Staff’s comment, the disclosure in the registration statement has been revised to include a description of the financial ratios and tests in the Company’s senior secured credit facility, which is the only credit facility or other financial instrument that will be outstanding following the offering that requires the Company to satisfy specified financial ratios and tests In addition, the Company has revised the disclosure to indicate that the Company was in compliance with these ratios and tests as of December 31, 2006.

Comment No. 18

Please revise your cash flow disclosures to provide a more meaningful analysis of the changes in your operating assets and liabilities rather than summarizing the changes in these accounts, which are readily obtainable from the face of balance sheet. Refer to FRR 33-8350 for guidance.

Response to Comment No. 18

In response to the Staff’s comment, the registration statement has been revised to include in the discussion of cash flows additional analysis regarding the changes in the Company’s operating assets and liabilities.

Contractual Obligations and Commercial Commitments, page 58

Comment No. 19

To increase the transparency of cash flow, please revise your table of contractual obligations to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Response to Comment No. 19

In response to the Staff’s comment, the table of contractual obligations has been revised to include scheduled interest payments and additional disclosure has been provided regarding estimated variable interest rate payments and the basis for these estimates by the Company’s management.

Critical Accounting Policies and Estimates, page 59

General

Comment No. 20

Please include a critical accounting policy relating to goodwill as this balance is material to your total assets. Your disclosure at a minimum should include a comprehensive discussion of the material assumptions included in the estimation of the fair value of your reporting units, the uncertainties associated with your material assumptions, a description of the methodology used in performing your test for impairment, factors that would suggest that a possible impairment exists, and other relevant information that you believe to be useful in understanding your policy. Refer to sections 501.12.b.3 and 4 and 501.14 of the Financial Reporting Codification for guidance.

Response to Comment No. 20

In response to the Staff’s comment, a critical accounting policy relating to goodwill has been included in the registration statement.

Revenue Recognition, page 59

Comment No. 21

You have determined that the sale of your containers and the management services are separate units of accounting under EITF 00-19. You disclose that you are able to determine the fair value of the management services (undelivered item), which is required by this guidance. Please revise your filing to provide a comprehensive discussion of the competitive and other data that you refer to on page 60 that is used in determining the fair value of your management services.

Response to Comment No. 21

In response to the Staff’s comment, the registration statement has been revised to provide a discussion of bases on which the Company’s management has concluded that the fair value of its management services (the undelivered item as defined by EITF 00-21 Revenue Arrangements with Multiple Deliverables) can be determined.

The Company supplementally notes that EITF 00-21 provides that there are three acceptable methods to obtain evidence for the fair market value of an undelivered item:

•	Price when the specific item is sold on a standalone basis

•	Price when a similar product is sold on a standalone basis

•	Third party evidence of fair value; the price a competitor charges when it sells a similar item separately

Although the Company has typically sold management services as part of a multiple element arrangement, it has also sold management services on a standalone basis to container investors. Accordingly, the Company has used the pricing of the standalone services when they are sold on a standalone basis as one method of assessing the fair market value of its management services.

Moreover, these container investors have also purchased containers and management services from the Company as part of a multiple element arrangement. In addition the Company is able to compare the fees charged for its management services with the cost of similar services provided by its competitors.

Comment No. 22

You indicate on page 60 that “If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue.” Please clarify this statement. We assume that your reference to the recording of lease revenues relates to internal recordkeeping necessary to determine the related management fees that you will earn. If not, please tell us the appropriateness of recording lease revenue related to your managed fleet.

Response to Comment No. 22

In response to the Staff’s comment, the registration statement has been revised to clarify the recording of lease revenues relates to internal recording necessary to determine the related management fees that the Company will earn.

Accounting for Container Leasing Equipment, page 60

Comment No. 23

You disclose on page 72 that you have sold older containers in your excess inventory. Please revise your filing to define and provide a discussion of this excess inventory. Specifically, please quantify the amount of inventory you have identified as “excess” and address the recoverability of this inventory.

Response to Comment No. 23

In response to the Staff’s comment, has revised the registration statement to delete the reference to “excess inventory” on page 72. The Company supplementally advises the Staff that management of the Company routinely reviews the container resale market in which it has older containers available for lease in determining whether it is economically more advantageous to seek out leases for these containers or to try to sell them in the local container resale market. Accordingly, the Company respectfully submits that no additional disclosure is appropriate with regards to whether it has “excess inventory.”

Share Based Payments, page 61

Comment No. 24

You disclose that considerable judgment is required to determine the fair value of your preferred stock due to the lack of a public market for your preferred stock or common stock. However, you have not disclosed the methodology used to determine the fair value of your preferred stock. Please revise your filing to identify the judgments and assumptions that you made in the determination of the fair value of your preferred stock.

Response to Comment No. 24

The registration statement has been revised to identify the judgments and assumptions that management of the Company makes in determining the fair value of the Company’s preferred stock.

Allowance for Doubtful Accounts, page 61

Comment No. 25

It appears from your disclosure that your policy for allowances for doubtful accounts is only applicable to your receivables from your own container leases. Please revise your filing to disclose why an allowance is not required for your managed fleet receivables, including a discussion of your historical experiences of losses, if any.

Response to Comment No. 25

The registration statement has been revised to disclose why an allowance for doubtful accounts is not required for our managed fleet receivables. The Company has also revised the registration statement to provide disclosure regarding the credit risk assumed by the Company with respect to the payments it makes to container investors in advance of receiving payment from container lessees.

Business, page 67

Comment No. 26

Please revise to provide more detail on your relationship with the investment arrangers. We note your reference on page 74.

Response to Comment No. 26

The Company supplementally advises the Staff that the Company has historically conducted all of its sales of portfolios of containers to containers investors utilizing the services of independent investment arrangers. These investment arrangers identify investors interested in investing in a portfolio of containers, organize the investment vehicle, collect the investment funds and act as a liaison between the Company and the container investors. The investment arrangers receive fees from the container investors for their services in arranging the investment and for their ongoing role as a liaison to the Company. These fees are negotiated by the investment arrangers with the container investors. The Company and investment arrangers negotiate the sales price for the container portfolios and the Company’s management fee for managing the container portfolio on an arms-length basis. Accordingly, the Company respectfully submits that the disclosure, as revised on pages 73 and 80, provides sufficient disclosure of the Company’s relationship with the investment arrangers.

Overview of Our Leases, page 70

Comment No. 27

You disclose that retroactive rate adjustments are typically required if containers are redelivered early. Please revise your disclosure to discuss whether retroactive rate adjustments were material to any period presented. If material, also please discuss anticipated future trends in retroactive rate adjustments.

Response to Comment No. 27

In response to the Staff’s comment, the registration statement has been revised to clarify that retroactive rate adjustments have not been material to any period presented.

Customer Concentration, page 74 and Note 12, page F-31

Comment No. 28

While disclosures here and in the fifth risk factor on page 11 indicate that no one container lessee represented greater than 10% of leasing revenue in any of the years presented in the financial statements and greater than 10% of total revenue for the nine months ended September 30, 2006, it is unclear whether any one container investor represented greater than 10% of total revenue in any of the years presented in the financial statements. Please clarify. We note the disclosure that $5.3 million of revenue from the largest container investor represented 12.4% of total revenue for the nine months ended September 30, 2006.

Response to Comment No. 28

The disclosure with respect to customer concentration has been revised to clarify that no single container lessee of the Company’s owned fleet accounted for greater than 10% of the Company’s total revenue in the year ended December 31, 2006 on a pro forma, as adjusted basis. In addition, the disclosure has been revised to clarify that one of the Company’s container investors represented more than 10% of the Company’s total revenue in the year ended December 31, 2006 on a pro forma, as adjusted basis, and to provide the name of this container investor.

Board of Directors, page 77

Comment No. 29

Disclosure indicates that CAI will add two additional non-employee directors to its board before the offering’s completion. If the two additional non-employee directors have been nominated or chosen to become directors, identify them in the registration statement and file their consents as exhibits to the registration statement. See Item 401 of Regulation S-K and the item’s instructions. See also Rule 438 of Regulation C under the Securities Act.

Response to Comment No. 29

The additional non-employee directors are currently expected to join the Company’s Board of Directors immediately following the effectiveness of the registration statement. Although these directors have not yet formally agreed to join the Company’s Board of Directors, upon receipt of such agreement the Company will identify each of them in the registration statement and will file their consents as exhibits to the registration statement as provided under

Rule 438 of Regulation C of the Securities Act. The Company expects to include the names of these new directors in the preliminary prospectus containing the anticipated offering price range and to file the consents for these directors as part of the amendment to the registration statement containing this preliminary prospectus.

Hiromitsu Ogawa, page 84

Comment No. 30

Clarify that Mr. Hiromitsu Ogawa is entitled to receive the non-equity incentive plan compensation disclosed in the table if CAI meets or achieves its budget for pre-tax profit for each fiscal year during his employment agreement’s term until the closing of CAI’s initial public offering or IPO and that after the IPO any bonus will be in the complete discretion of the board of directors. We note the disclosure in section 4 of exhibit 10.4.

Response to Comment No. 30

The registration statement has been amended to disclose that, following the closing of the Company’s initial public offering, any bonus for Mr. Ogawa will be in the complete discretion of the board of directors.

Victor M. Garcia, page 85

Comment No. 31

Please confirm that you will disclose Mr. Victor M. Garcia’s incentive stock option to purchase 310 shares of CAI’s common stock in the table on page 82. We note the disclosure in section 4 of exhibit 10.6.

Response to Comment No. 31

The table on page 88 of the registration statement has been amended to disclose that Mr. Garcia will receive an incentive stock option to purchase 310 shares of the Company’s common stock.

Certain Relationships and Related Party Transactions, page 88

Comment No. 32

Please revise to disclose the material terms of your new, non-exclusive term management agreement with Interpool. We note your brief disclosure on page 88.

Response to Comment No. 32

The Certain Relationships and Related Party Transactions section of the registration statement has been amended to disclose the material terms of the Company’s new, non-exclusive term management agreement with Interpool.

Principal and Selling Stockholders, page 90

Comment No. 33

Disclosure in footnote (4) that the shares of common stock will be issued upon conversion of the series A cumulative redeemable convertible preferred stock upon the offering’s completion is inconsistent with disclosure on page 91 that the outstanding shares of series A cumulative redeemable convertible preferred stock will be converted into 1,726 shares of common stock immediately before the offering’s completion. Please reconcile the disclosures.

Response to Comment No. 33

The Company’s series A cumulative redeemable convertible preferred stock will convert into 1,726 shares of the Company’s common stock immediately prior to the completion of this offering. Disclosure in footnote (4) on page 99 has been amended to disclose the timing of this conversion.

Lock-up Agreements, page 94

Comment No. 34

Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-up period’s expiration. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period’s expiration.

Response to Comment No. 34

The underwriters have informed the Company that there are no agreements or understandings between the underwriters and any persons subject to the lock-up agreements to permit those persons to resell their shares before the expiration of the lock-up period. The underwriters have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they consider waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Accordingly, the Company does not expect any waivers of the lock-up agreements from the lead underwriter. In light of this, the Company respectfully submits that any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by the lead underwriters to waive lock-up restrictions in this transaction. Thus, the Company has not included any additional disclosure in response to the Staff’s comment.

Note 7. Commitments and Contingencies, page F-13

Comment No. 35

You disclose on pages 80 and 81 that you have entered into the new employment agreements with Messrs. Ogawa and Nishibori. Please expand this footnote to discuss the pertinent terms of these agreements, including a discussion of the discretionary cash bonuses and the additional cash bonus for Mr. Garcia of up to $100,000 on November 1, 2007 and on each of the following three anniversaries of that date so long as he remains employed by you on those dates.

Response to Comment No. 35

In response to the Staff’s comment, the footnotes to the financial statements include a discussion of the requested information regarding the employment agreements with Messrs. Ogawa, Nishibori and Garcia.

Note 6. Stockholder’s Equity, page F-27

Comment No. 36

We note that you discuss your temporary equity (cumulative redeemable convertible preferred stock) within your footnote labeled as “Stockholders’ Equity.” To avoid confusion, please provide a separate footnote to discuss your temporary equity. Ensure this footnote includes a comprehensive discussion explaining the 23% decrease in fair value from December 31, 2005 to September 30, 2006. Further, please disclose the methodology used to determine the fair value of your preferred stock.

Response to Comment No. 36

In response to the Staff’s comment, separate disclosure of temporary equity has been included in the Note 11 to the financial statements.

Exhibits

Comment No. 37

We note that you intend to file by amendment some exhibits, including the underwriting agreement and the legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

Response to Comment No. 37

The Company intends to file all of the required exhibits sufficiently in advance of any request for acceleration of the registration statement’s effectiveness to provide the Staff with sufficient time to review the exhibits.

Exhibit 5.1

Comment No. 38

The exhibit’s caption in the exhibit index indicates that you intend to file a form of opinion. You must file an executed opinion before the registration statement’s effectiveness.

Response to Comment No. 38

The Company will file an executed opinion of counsel before requesting acceleration of the registration statement’s effectiveness.

Exhibits 10.1 and 10.9

Comment No. 39

Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the schedules to exhibit 10.1 and schedule 1 to exhibit B of the office lease’s first amendment in exhibit 10.9, please refile both exhibits in their entirety.

Response to Comment No. 39

The Company will refile exhibits 10.1 and 10.9 in their entirely to include the schedules to exhibit 10.1 and schedule 1 to exhibit B in exhibit 10.9.

Other

Comment No. 40

We acknowledge your February 7, 2007 cover letter in which you indicate that Mr. Hiromitsu Ogawa has executed a term sheet to sell 15% of CAI’s outstanding common stock to a Japanese institutional investor and is considering selling an additional portion of the common stock that he beneficially owns to additional institutional investors at or before the offering’s closing. Allow us sufficient time to review the amended disclosure before requesting acceleration of the registration statement’s effectiveness.

Response to Comment No. 40

The Company has provided disclosure in the registration statement regarding Mr. Ogawa’s completed sale of stock to the investor. Mr. Ogawa does not have any intention of selling additional shares of his common stock prior to the offering.

The Company currently intends to print its preliminary prospectus for this offering on or about April 2, 2007 so we would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter or Amendment No. 1, please contact me at (650) 838-4393 or Ed Wes at (650) 838-4302.

Very truly yours,

/S/    BRUCE M. MCNAMARA

Bruce M. McNamara

BMM:ua

cc:	CAI International, Inc.

Piper Jaffray & Co.

William Blair & Company, L.L.C.

Jefferies & Company, Inc.

Davis Polk & Wardwell

KPMG LLP